                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 2004


                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED


              NO. 1 INTELLIGENT OFFICE BUILDING, NO. 690 BIBO ROAD
              ZHANGJIANG MICRO-ELECTRONICS HARBOR, PUDONG NEW AREA
                             SHANGHAI, CHINA 201203
                    (Address of principal executive offices)

                                  ------------

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                   Form 20-F   X       Form 40-F
                             -----               -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                   Yes                 No   X
                       -----              -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- ___ .)

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

                                    Form 6-K

                                Table of Content


                                                                      PAGE
                                                                      ----
Signature                                                            Page 3

Press release regarding third quarter 2004 financial results,
dated November 8, 2004.                                              Page 4

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
                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED



                                    By: /s/ Jun Tang
                                        ----------------------------------------
                                        Name:  Jun Tang
                                        Title: President


Date: November 12, 2004

               SHANDA REPORTS THIRD QUARTER 2004 FINANCIAL RESULTS

    NET REVENUES INCREASED 23.1% QUARTER-OVER-QUARTER TO US$42.7 MILLION AND INCOME FROM OPERATIONS INCREASED 27.1% QUARTER-OVER-QUARTER TO US$17.2 MILLION

     (Shanghai, China, November 8, 2004) Shanda Interactive Entertainment Limited (Nasdaq: SNDA), or Shanda, the largest operator of online games in China, today announced its financial results for the quarter ended September 30, 2004.


SUMMARY OF THE THIRD QUARTER 2004:

- Revenues for the third quarter of 2004 increased 133.0% year-over-year, and 23.0% quarter-over-quarter to RMB 371.7 million (US$44.9 million), and net revenues increased 133.7% year-over-year and 23.1% quarter-over-quarter to RMB 353.3 million (US$42.7 million);

- Online games revenues for the third quarter of 2004 increased 118.0% year-over-year and 19.1% quarter-over-quarter to RMB 341.2 million (US$41.2 million), accounting for 91.8% of total revenues;

- Other revenues for the third quarter of 2004 increased 92.0% quarter-over-quarter to RMB 30.5 million (US$3.7 million), accounting for 8.2% of total revenues;

- Income from operations for the third quarter of 2004 increased 166.8% year-over-year and 27.1% quarter-over-quarter to RMB 142.0 million (US$17.2 million);

- Net income for the third quarter of 2004 was RMB 165.1 million (US$20.0 million), and diluted earnings per ADS were RMB 2.20 (US$0.26).

     "We are very pleased with our third quarter results," said Tianqiao Chen, Chairman and CEO of Shanda. "Our MMORPG and casual game portfolio continued to post impressive revenue growth with total peak concurrent user number reaching an all-time high in the third quarter. We also continue to diversify our revenue streams, with revenue from value-added services and products as well as online advertising growing during the quarter. In addition, we took several important strategic steps during the quarter, which help position us to further expand our interactive game offerings, our user base and our revenue streams."

FINANCIAL RESULTS

     Revenues. In the third quarter of 2004, Shanda had revenues of RMB 371.7 million (US$44.9 million), and net revenues after business tax and related surcharges of RMB 353.3 million (US$42.7 million), representing a 133.7% increase compared to net revenues of RMB 151.2 million in the same period of 2003 and a 23.1% increase compared to net revenues of RMB 287.0 million in the second quarter of 2004.

     Shanda's online game revenues increased 19.1% to RMB 341.2 million (US$41.2 million) in the third quarter of 2004 from RMB 286.4 million in the second quarter of 2004. Total peak concurrent users for all Shanda games in commercial service in the third quarter of 2004 increased to 1.7 million from 1.6 million in the second quarter of 2004. Revenues from massively multiplayer online role-playing games, or MMORPGs, increased 19.0% to RMB 283.6 million (US$34.3 million) in the third quarter of 2004 from RMB 238.4 million in the second quarter of 2004, while revenues from casual games increased 19.9% to RMB 57.6 million (US$7.0 million) in the third quarter of 2004 from RMB 48.0 million in the second quarter of 2004.

     The increase in Shanda's casual online game revenues was partially offset by the fact that a portion of BNB's revenue was deferred. In the third quarter, Shanda formalized an expiration policy that allows some of the premium features that users purchase within BNB to be valid for a period of two months following purchase. The corresponding revenue is recognized over the two-month life of the premium features. As of September 30, 2004, RMB 10.4 million (US$1.3 million) of such revenue has been deferred.

     Shanda's other revenues, which include revenues from the sale of game content related merchandise, wireless data services and online advertising, increased 92.0% to RMB 30.5 million (US$3.7 million) in the third quarter of 2004 from RMB 15.9 million in the second quarter of 2004. The increase in Shanda's other revenues was primarily due to revenue from the sale of a user account protection product, which Shanda launched in the third quarter of 2004, and the increase of online advertising revenues.

     Gross Profit.  In the third quarter of 2004, Shanda had gross profit of RMB
221.5 million (US$26.8 million), representing a 137.9% increase compared to gross profit of RMB 93.1 million in the same period of 2003 and a 23.0% increase compared to gross profit of RMB 180.1 million in the second quarter of 2004. Gross margin, which is equal to gross profits divided by net revenues, for the third quarter remained generally stable at 62.7%.

     Income from Operations. In the third quarter of 2004, Shanda had income from operations of RMB 142.0 million (US$17.2 million), representing a 166.8% increase compared to income from operations of RMB 53.2 million in the same period of 2003 and a 27.1% increase compared to RMB 111.7 million in the second quarter of 2004. Shanda's operating income margin, which is equal to income from operations divided by net revenues, increased to 40.2% in the third quarter of 2004 from 38.9% in the previous quarter. The increase in operating margin in the third quarter of 2004 was mainly due to the slower growth in general and administrative expenses relative to the growth in revenues.

     Net Income.  In the third quarter of 2004, Shanda had net income of RMB
165.1 million

(US$20.0 million), representing a 111.0% increase compared to net income of RMB
78.3 million in the same period of 2003 and a 17.2% increase compared to net income of RMB 141.0 million in the second quarter of 2004. The quarter-over-quarter increase in Shanda's net income was primarily due to the increase in Shanda's income from operations and interest income, partially offset by a decrease in government financial incentives Shanda received in the third quarter compared with the second quarter. Diluted earnings per ADS were RMB 2.20 (US$0.26) for the quarter, representing a 93.0% increase compared to diluted earnings per ADS of RMB 1.14 in the same period of 2003 and a 7.8% increase compared to diluted earnings per ADS of RMB 2.04 in the second quarter of 2004.

     The conversion of Renminbi (RMB) into U.S. dollars in this release is based on the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2004, which was RMB 8.2766 to US$1.00. The percentages stated in this press release are calculated based on RMB.


BUSINESS HIGHLIGHTS

     In the third quarter of 2004, Shanda continued to develop and expand its business through strategic acquisitions and investments. During this quarter, Shanda completed acquisitions of Bianfeng, a developer and operator of chess and board online games, and Qidian, an interactive online literature portal. In addition, in October 2004, Shanda completed the acquisition of Digital Red, a developer of games for mobile phones, and the purchase of a minority interest in Haofang, operator of a network PC game platform. Shanda will also acquire a majority interest of Haofang in 2006 of which the purchase consideration is based on 2005 earnings. Shanda believes that these acquisitions and investments will enhance its entertainment offerings and broaden its user base demographics and expects some of these acquisitions to begin contributing to revenues in the fourth quarter of 2004.

     Pursuant to the agreements for these acquisitions and investments, some of which include earn-out provisions based on 2004 or 2005 earnings, Shanda currently expects to pay an aggregate cash consideration of up to approximately US$55 million to the sellers from 2004 to 2006. In addition, Shanda made an initial capital investment in Haofang of US$5 million in exchange for a minority interest.

     In July 2004, Shanda launched another value-added product for its users--Mibao, a user account protection system. Using a small digital card that provides a new password each minute, Shanda's game users can enjoy additional protection of their account. Shanda believes that the introduction of Mibao will help prevent the theft of user accounts and the loss of user in-game equipments, and will significantly enhance user loyalty.

     In October 2004, Shanda announced a strategic relationship with eBay EachNet, a subsidiary of eBay. Under the agreement, eBay EachNet will place online advertisements on Shanda's games platform. In addition, Shanda selected eBay EachNet's e-commerce platform as its preferred choice for Shanda game users. Under the agreement, eBay EachNet advertisements, including a variety of banners, display, and pop-ups, will appear on the web sites and user log-in pages for various Shanda games. Including the eBay EachNet agreement, Shanda has signed contracts that would add approximately RMB 50 million (US$6 million) of revenues from online advertisement in 2005.

     "Expanding our revenue streams to include advertising on our games platform has been an important strategic objective for Shanda, and the eBay EachNet agreement underscores our commitment to this effort," stated Mr. Chen Tianqiao, Chairman and CEO of Shanda, "We expect advertising to be a growing contributor to our revenue as Shanda's game offerings continues to draw more users and increase overall time spent on our web sites."


OTHER COMPANY NEWS

     In October, Shanda issued US$200 million in aggregate principal amount of zero coupon senior convertible notes due 2014. The offering size was increased to US$275 million when the underwriters exercised in full their option to purchase additional notes. The notes will be redeemable by Shanda on or after October 15, 2007. Net proceeds of the offering will be used for general corporate purposes, including working capital and potential future acquisitions and investments, including several acquisitions and investments that Shanda is exploring or may consider in the future in order to advance its business strategies. In addition, pursuant to a repurchase agreement between Shanda and SB Asia Infrastructure Fund L.P., or SAIF, Shanda used US$75 million of the proceeds from the convertible notes offering to purchase 5,326,250 ordinary shares (which is equal to 2,663,125 American depositary shares) from SAIF.


CONFERENCE CALL

     Shanda's management team will host a conference call on November 8, 2004 at 8:00 p.m. Eastern Standard Time, corresponding with November 9, 2004 at 9:00 a.m. Beijing/Hong Kong time, to present an overview of Shanda's financial performance and business operations. To participate in the live call, U.S. callers should dial 800-900-0012 and international callers should dial 973-935-2056. A live webcast of the presentation can also be accessed through Shanda's website at http://www.snda.com.

     A replay of the conference call will be available through November 15, 2004 at midnight Eastern Standard Time. The dial-in number is 877-519-4471 within the U.S., and 973-341-3080 internationally. The pass code for the replay is 5316377.


ABOUT SHANDA

     Shanda Interactive Entertainment Limited (Nasdaq: SNDA) is the largest operator of online games in China. Shanda offers a portfolio of massively multi-player and casual online games that users play over the Internet, including several of the most popular online games in China. Shanda's game platform attracts a large and loyal user base, each member of which can interact with thousands of others, which creates a strong community among users. For more information about Shanda, please visit http://www.snda.com.

SAFE HARBOR STATEMENT

     This announcement contains forward-looking statements that are based on Shanda's current expectations, assumptions, estimates and projections about the company and the industry. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to statements regarding estimated earn-out payments for acquisitions, future online advertising revenue and expectations regarding synergies from recent acquisitions. These forward-looking statements involve various risks and uncertainties. Although Shanda believes that its expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct. Shanda's actual results could be materially different from and worse than its expectations. Important risks and uncertainties could cause Shanda's actual results to be materially different from Shanda's expectations include but not limited to risks set forth in Shanda's filings with the U.S. Securities and Exchanges Commission, including Shanda's registration statement on Form F-1.


CONTACT:

Donglei Zhou
Director of Investor Relations
Shanda Interactive Entertainment Limited
Phone: 8621-50504740x 8812
E-mail: donglei.zhou@shanda.com.cn

Todd St.Onge (investors): stonge@braincomm.com
Michael DiPaolo (media): dipaolo@braincomm.com
Brainerd Communicators, Inc.
212-986-6667

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED
                           CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)

                                                        AS OF DECEMBER 31,        AS OF SEPTEMBER 30,
                                                               2003                      2004
                                                        ------------------   -----------------------------
                                                               RMB               RMB               US$
                                                            (audited)        (unaudited)       (unaudited)
ASSETS
Current assets:
  Cash and cash equivalents                                   598,922        1,236,152           149,355
  Marketable securities                                        10,126          503,214            60,800
  Accounts receivable                                           6,200           43,043             5,201
  Loan and interest receivable                                 57,622                -                 -
  Due from related parties                                      2,865            1,515               183
  Deferred licensing fees and related costs                    53,142           53,749             6,494
  Inventories                                                       -            3,536               427
  Prepayments and other current assets                         12,141           28,704             3,468
  Deferred tax assets                                          22,088           31,260             3,777
                                                              -------        ---------           -------
Total current assets                                          763,106        1,901,173           229,705
                                                              -------        ---------           -------
Investments in equity securities                                3,455            4,902               592
Property, equipment and software                              106,872          138,937            16,787
Intangible assets and goodwill                                 53,196          231,742            27,999
Long-term deposits                                              2,349            2,133               258
                                                              -------        ---------           -------
Total assets                                                  928,978        2,278,887           275,341
                                                              =======        =========           =======
LIABILITIES
Current liabilities:
  Accounts payable                                             20,934           39,221             4,739
  Licensing fees payable                                       47,051           82,681             9,990
  Taxes payable                                                12,637           40,206             4,857
  Deferred revenue                                            197,480          263,724            31,864
  Due to related parties                                            -              732                88
  Other payables and accruals                                  25,559           70,232             8,486
                                                              -------        ---------           -------
Total current liabilities                                     303,661          496,796            60,024
                                                              -------        ---------           -------
Minority interests                                              2,716            4,627               559
Commitments and contingencies                                       -                -                 -

SHAREHOLDERS' EQUITY
  Ordinary shares                                               7,427           11,738             1,418
  Convertible preferred shares                                  2,488                -                 -
  Additional paid-in capital                                  425,561        1,305,252           157,704
  Statutory reserves                                           27,313           35,637             4,306
  Deferred share-based compensation                           (51,572)         (24,748)           (2,990)
  Accumulated other comprehensive gain (loss)                     116           60,681             7,332
  Retained earnings                                           211,268          388,904            46,988
                                                              -------        ---------           -------
Total shareholders' equity                                    622,601        1,777,464           214,758
                                                              -------        ---------           -------
Total liabilities and shareholders' equity                    928,978        2,278,887           275,341
                                                              =======        =========           =======

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED
                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

                                                                     FOR THE THREE MONTHS PERIOD ENDED,
                                                   ------------------------------------------------------------------------
                                                   SEPTEMBER 30,        JUNE 30,                    SEPTEMBER 30,
                                                       2003               2004                           2004
                                                   -------------      ------------        ---------------------------------
                                                        RMB               RMB                 RMB                  US$
                                                    (unaudited)       (unaudited)         (unaudited)          (unaudited)
Revenues
  Online game revenues                                 156,536            286,364             341,182               41,222
  Others                                                 2,996             15,871              30,470                3,682
                                                    ----------        -----------         -----------          -----------
Total revenues                                         159,532            302,235             371,652               44,904
                                                    ----------        -----------         -----------          -----------
Less: Business tax and related surcharges               (8,375)           (15,265)            (18,400)              (2,223)
                                                    ----------        -----------         -----------          -----------
Net revenues                                           151,157            286,970             353,252               42,681
                                                    ----------        -----------         -----------          -----------
Cost of services
  Ongoing licensing fees for online games              (36,044)           (55,117)            (69,654)              (8,416)
  Amortization of upfront licensing fees                (3,088)            (6,346)             (7,680)                (928)
  Server leasing and maintenance fees                  (10,499)           (20,781)            (21,391)              (2,584)
  Salary and benefits                                   (3,386)            (5,662)             (6,512)                (787)
  Depreciation of property, equipment
   and software                                         (2,550)            (6,660)             (7,505)                (907)
  Others                                                (2,508)           (12,307)            (19,048)              (2,301)
                                                    ----------        -----------         -----------          -----------
Total cost of services                                 (58,075)          (106,873)           (131,790)             (15,923)
                                                    ----------        -----------         -----------          -----------
Gross profit                                            93,082            180,097             221,462               26,758

Operating expenses
  Product development                                   (5,618)           (16,510)            (19,324)              (2,335)
  Sales and marketing                                  (15,539)           (17,044)            (21,273)              (2,570)
  General and administrative                           (18,695)           (31,285)            (35,351)              (4,271)
  Share-based compensation                                   -             (3,516)             (3,516)                (425)
                                                    ----------        -----------         -----------          -----------
Total operating expenses                               (39,852)           (68,355)            (79,464)              (9,601)
                                                    ----------        -----------         -----------          -----------
Income from operations                                  53,230            111,742             141,998               17,157

Interest income                                          1,418              1,854               3,708                  448
Investment income                                        2,559                812               1,126                  136
Other income (expenses), net                            25,065             34,438              28,457                3,438
                                                    ----------        -----------         -----------          -----------
Income before income tax expenses and
 minority interests                                     82,272            148,846             175,289               21,179

Income tax expenses                                     (5,227)            (7,732)             (9,918)              (1,198)
Minority interests                                       1,226               (157)               (227)                 (27)
                                                    ----------        -----------         -----------          -----------
Net income                                              78,271            140,957             165,144               19,954
                                                    ==========        ===========         ===========          ===========
Accretion for preferred shares                          (8,203)                 -                   -                    -
Income attributable to Series A and A-1
 preferred shareholders                                (16,556)           (14,911)                  -                    -
                                                    ----------        -----------         -----------          -----------
Net income attributable to ordinary
 shareholders                                           53,512            126,046             165,144               19,954
                                                    ==========        ===========         ===========          ===========
Earnings per share:
  Basic (1)                                               0.58               1.07                1.16                 0.14
  Diluted (1)                                             0.57               1.02                1.10                 0.13
Earnings per ADS:
  Basic (1)                                               1.16               2.14                2.32                 0.28
  Diluted (1)                                             1.14               2.04                2.20                 0.26
Weighted average ordinary shares outstanding:
  Basic                                             91,483,967        117,278,674         141,818,280          141,818,280
  Diluted                                           94,642,735        123,974,994         150,275,053          150,275,053
Weighted average ADS outstanding:
  Basic                                             45,741,984         58,639,337          70,909,140           70,909,140
  Diluted                                           47,321,368         61,987,497          75,137,527           75,137,527

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

Note 1: In March 2004, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 03-06, "Participating Securities and the Two-Class Method under FASB Statement No. 128" ("EITF No. 03-06"). EITF No. 03-06 provides guidance regarding the computation of earnings per share by companies that have issued securities other than common shares that entitle the holder to participate in dividends and earnings of the company. In addition, EITF No. 03-06 provides further guidance on what constitutes a participating security and requires the application of the two-class method in determining earnings per share. EITF No. 03-06 is effective for the quarter ending June 30, 2004. The Company has adopted EITF No. 03-06 and has retroactively applied the consensus in determining the earnings per share all periods presented.

                                       11